HUSSMAN	Hussman Investment Trust
FUNDS	Shareholder Services
P.O. Box 4670
Cincinnati, OH 45246-0707

Filed via EDGAR

January 9, 2012

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:       Hussman Investment Trust
File Nos. 811-09911; 333-35342
Response to Comments on Post-Effective Amendment No. 17 on Form N-1A

Ladies and Gentlemen:

Mr. Bo Howell of the Commission’s staff recently contacted us to provide comments on Post-Effective Amendment No. 17 to the registration statement of Hussman Investment Trust (the “Trust”) on Form N-1A.  The Post-Effective Amendment was filed for the purpose of registering shares of Hussman Strategic Dividend Value Fund (the “Fund”), a new series of the Trust.  The following are the comments provided and the Trust’s response to each:

1.           Delete the following sentence from the cover page of the Prospectus as it is not disclosure required by Item 1 of Form N-1A: “The Fund has the ability to vary its exposure to market fluctuations based on factors its investment manager believes are indicative of prevailing market return and risk characteristics.”

RESPONSE:      The sentence in question has been deleted from the cover page, as requested.

2.          The second and third sentences of the section What is the Fund’s Investment Objective? on page 3 of the Prospectus should be moved to the section What are the Fund’s Principal Investment Strategies?

RESPONSE:      The disclosure in question has been moved to the section What are the Fund’s Principal Investment Strategies?

3.           Delete the final two line items in the table of fees and expenses on page 3 of the Prospectus since the fee deferrals reflected therein are not true fee waivers (i.e., the Adviser may potentially recover fees deferred).

RESPONSE:       We do not believe it is appropriate to delete the two lines in the fee table relating to the expense cap.  It is our understanding that the general staff position is that the effect of an expense cap may be included in the table if it is a contractual arrangement and not simply a voluntary waiver.  However, we have revised the caption for the penultimate line from “Fees Deferred” to “Less: Contractual Expense Limitation” because, indeed as the staff suggests, the waived fees can be recouped.  We have also revised the caption for the last line to “Total Annual Fund Operating Expenses After Expense Limitation.”

4.           The first sentence of the section What are the Fund’s Principal Investment Strategies? in the Prospectus does not reflect a principal investment strategy and should be moved elsewhere.

RESPONSE:       As requested, the following sentence has been moved to the section Investment Objective, Strategies and Related Risks on page 9: “The Fund is designed for investors seeking dividend income and capital appreciation from investments in dividend-paying stocks, and also want to reduce their exposure to general market fluctuations in conditions that have historically been unfavorable for stocks.”

5.           The Risk/Return Summary discloses that, under normal conditions, the Fund invests at least 80% of its net assets in dividend-paying common stocks favored by the Fund’s investment manager.  Will any derivative instruments be included in the calculation of the 80% minimum?  If so, disclose the types of derivative instruments that are eligible to be included within the 80% minimum and the manner in which they will be valued for purposes of the calculation.

RESPONSE:       No derivative instruments will be included in the calculation of the 80% minimum.

6.           Assess the disclosures regarding futures, options and other derivative instruments in the discussion of principal investment strategies and principal investment risks in the Risk/Return Summary to confirm that such disclosures are accurate and complete in light of actual operations and that such disclosures are presented in an understandable manner using plain English (see the letter from the Commission’s Division of Investment Management to the Investment Company Institute dated July 30, 2010).

RESPONSE:       Management has reviewed the Risk/Return Summary in light of the Division of Investment Management’s letter to the Investment Company Institute and has determined that the discussion of principal investment strategies and principal investment risks are accurate and complete in light of actual operations and that such disclosures are presented in plain English.

7.           Consider whether any of the discussion of the Fund’s principal investment strategies in the Risk/Return Summary can be moved to Item 9 of Form N-1A.

RESPONSE:       The Fund’s investment strategies are generally broader and more sophisticated than most investment companies because of the nature of its investment program, which includes extensive risk management activities. Management has reviewed the Risk/Return Summary and believes that the discussion of principal investment strategies is appropriate and cannot be further condensed without impairing the accuracy and readability of such discussion.

8.           Disclose in the section What are the Principal Risks of Investing in the Fund? that loss of money is a risk of investing in the Fund.

RESPONSE:       The last paragraph of What are the Principal Risks of Investing in the Fund? includes disclosure that “[s]hares of the Fund may fall in value and there is a risk that you could lose money by investing in the Fund.”  This disclosure will be moved to the beginning of that section to make it more prominent.

9.           Disclose the risks of investing in exchange traded funds (“ETFs”) and the risks of short sales in the section What are the Principal Risks of Investing in the Fund?

RESPONSE:       Investing in ETFs, including short sales of ETFs, is one of several different techniques that the investment manager may choose to employ in adjusting the Fund’s exposure to the market and its exposure to industry sectors and, for that reason, is not a principal risk of investing in the Fund.  Such risk is disclosed in the section Investment Objective, Strategies and Related Risks in response to Item 9 of Form N-1A.

10.          Delete the last two sentences of the section Management of the Fund – Portfolio Manager on page 8 of the Prospectus, as Item 5 of Form N-1A does not call for a description of the portfolio managers’ past business experience.

RESPONSE:       The last two sentences of the section Management of the Fund – Portfolio Manager have been deleted, as requested.  The portfolio managers’ business experience during the past five years is disclosed in the section Fund Management in response to Item 10 of Form N-1A.

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We acknowledge that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in Trust filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

•	the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your comments.  Please contact the undersigned at 513/587-3403 if you have any questions.

Very truly yours,

/s/ John F. Splain

John F. Splain
Secretary/Chief Compliance Officer